UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: February 22, 2011	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 000-27246

London, 21 February 2011

CSR PLC ANNOUNCES MERGER WITH ZORAN CORPORATION

CREATING A GLOBAL LEADER IN CONNECTIVITY, LOCATION, IMAGING AND AUDIO

CSR PLC (“CSR”: LSE: CSR.L or the “Company”) and Zoran Corporation (“Zoran”: NASDAQ: ZRAN) have entered into a merger agreement (the “Merger Agreement”) under which Zoran will merge with CSR (the “Merger”) for an equity value equivalent to approximately US$679 million* (the “Transaction Value”). Under the terms of the Merger Agreement, it is proposed that Zoran shareholders will receive 1.85 ordinary shares of CSR in the form of American Depositary Shares (each an “ADS”), for each share of Zoran common stock held. In addition, CSR announces that it intends to return up to US$240 million to shareholders via an on-market share buyback programme (the “Share Buyback”).

CSR is a global leader in wireless connectivity and location. Zoran provides market-leading imaging and video technology for digital camera, home entertainment and multifunction printer products. In 2010, Zoran had total pro forma revenues of $441 million**.

Strategic rationale

The merged company will provide differentiated, integrated technology that addresses the rapidly growing market for connected, location-aware multimedia devices including handsets, digital cameras and home entertainment equipment. Combining the two highly complementary technology portfolios is designed to uniquely position the merged company to deliver advanced platforms to capture and stream media-rich content. This will strengthen the ability of the combined customer base to provide differentiated products to the end consumer. The merger is designed to:

•	Strengthen CSR’s core business by adding imaging and video capabilities within its existing end markets;

•	Create new growth opportunities within global consumer markets such as internet enabled, location-aware digital cameras and the next generation of home entertainment products and peripherals;

•	Provide a step change in CSR’s total scale and addressable market, creating a top 10 fabless semiconductor company; and

•	Accelerate CSR’s strategic shift into higher margin platforms and integrated solutions.

Financial rationale

•	Diversifies revenue base by customer, technology and market;

•	Expected to generate run rate cost synergies of US$50 million by the end of 2011, whilst continuing investment in the combined technology pipeline; and

•

Expected to provide strong double digit EPS accretion in 2012 before any incremental revenue synergies, after taking into account the ongoing cost savings at Zoran, the expected cost synergies and the Share Buyback***.

Transaction overview

Zoran shareholders will receive ADSs representing the equivalent of 1.85 ordinary shares of CSR for each share of Zoran common stock held, which, as at close on 18 February 2011 represents a value of US$13.03 per share of Zoran common stock or a total consideration of approximately US$679 million*. In addition, CSR plans to buy back up to US$240 million of CSR’s ordinary shares during the next 12 months via an on-market buyback programme. The Share Buyback is intended to achieve an overall financial impact on CSR broadly equivalent to a transaction structured with approximately 65% stock and 35% cash. The Share Buyback, which will replace the US$50 million programme announced on 13 September 2010, of which approximately US$37 million has been expended, is expected to commence as soon as practicable following this announcement.

The other key aspects of the transaction are:

•

The implied offer price represents a premium of approximately 39.9% to the closing price of each share of Zoran common stock of US$9.32 on 18 February 2011, the last Business Day before this announcement, and a premium of approximately 44.0% to the average closing price of shares of Zoran common stock over the past twelve months;

•	Net of Zoran’s cash balance of US$261 million as at 31 December 2010, the Transaction Value implies an enterprise value of US$418 million;

•

Following completion, Zoran shareholders will own approximately 35% of the enlarged CSR group on a fully diluted basis**** as of 18 February 2011; ordinary shares of CSR will be issued to Zoran shareholders through a new sponsored American Depositary Shares (“ADS”) programme and application will be made to have the ADSs admitted to trading on the NASDAQ Stock Market.

CSR’s Chairman, CEO and CFO will lead the merged company. Dr. Levy Gerzberg, Co-Founder, President, CEO and Director of Zoran will be joining the CSR board as a Non-Executive Director. Zoran will also propose one additional independent Non-Executive Director to join the CSR Board.

Completion is expected in the second quarter of 2011 and is subject to CSR and Zoran shareholders and regulatory approvals and other customary closing conditions.

Commenting on the Merger, Joep van Beurden, CEO of CSR, said:

“This is an exciting transaction on both a strategic and financial level. Digital electronic devices are becoming increasingly connected and full of media-rich features, including the ability to stream images from your camera to your PC or video conferencing from your Smartphone. Zoran’s market leading imaging and video capabilities, combined with our own connectivity and location capabilities, make this a great opportunity for us. The same is true in the home entertainment space where wireless connectivity is increasingly being adopted in a range of consumer devices such as digital TVs – Zoran’s image technology combined with our connectivity skills will provide a differentiated proposition which will be appealing for our customers.

“We expect the merger to enhance the merged company’s financial strength and to create new and wider revenue opportunities that neither party could pursue on its own. Combined with the Share Buyback we expect the transaction to be strongly double digit accretive in 2012.”

Dr. Levy Gerzberg, Co-Founder, President, CEO and Director of Zoran, added:

“With this transaction, we can leverage the world class technology, talent and resources of two great companies and create compelling opportunities for our customers, employees and consumers. As a pioneer in digital video and still imaging, Zoran has an extensive portfolio of proprietary technologies that is highly complementary to CSR’s existing capabilities. Consumers are increasingly demanding connectivity in virtually all areas of their lives, and the combined company will be uniquely positioned to meet that demand by offering Zoran’s innovative solutions together with CSR’s connectivity and location technology.”

In its determination that the CSR transaction is in the best interests of Zoran and its stockholders, the Zoran Board considered other potential cash and stock merger partners, as well as Zoran’s stand-alone options.

J.P. Morgan Cazenove and Rothschild acted as CSR’s financial advisers and Wilson Sonsini Goodrich & Rosati and Slaughter and May acted as CSR’s legal counsel. Goldman Sachs & Co. acted as Zoran’s financial advisor and Jones Day acted as Zoran’s legal counsel.

An analysts’ meeting to discuss the Merger will be held at 9.00 am GMT on Monday, 21 February 2011 at the offices of J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA.

This summary should be read in conjunction with the full text of this announcement.

*	Based on the Closing Price of 434 pence per CSR Share and a USD/GBP exchange rate of 1.6234 on 18 February 2010, the last Business Day before this announcement and assuming the exercise of in-the-money options according to the treasury method.
**	Zoran revenue of $441 million assuming a full year 2010 contribution from Microtune which was acquired on 30 November 2010.
***	This statement does not constitute a profit forecast and should not be interpreted to mean that earnings of CSR in the first full year following the Merger, nor in any subsequent period, will necessarily match or be greater than those for any preceding financial year.
****	Based on the closing price 434 pence per CSR share and the Closing Price of US$9.32 per Zoran share and a USD/GBP exchange rate of 1.6234 on 18 February 2011, the last Business Day before this announcement, and assuming the exercise of in-the-money options according to the treasury method.

Enquiries

CSR Contacts	Zoran Contacts
Joep van Beurden, Chief Executive Officer Will Gardiner, Chief Financial Officer Cynthia Alers, Director, Investor Relations Tel: +44 (0) 1223 692000	Karl Schneider, CFO +1 (408) 523-6500 Bonnie McBride, Investor Relations +1 (415) 454-8898

J.P. Morgan Cazenove (Financial Adviser, Sponsor and Joint Corporate Broker)

London	San Francisco
Rupert Sadler	Mark Solomons
James Robinson	+1 (415) 315 8465
Tel: + 44 (0) 20 7588 2828

Rothschild (Financial Adviser)

Dominic Hollamby

Tel: + 44 (0) 20 7280 5000

UBS (Joint Corporate Broker)

Tim Pratelli

+44 (0) 20 7567 8000

FD (Financial Public Relations)

London	San Francisco
James Melville-Ross Haya Herbert-Burns Tel: +44 (0) 20 7831 3113 (GMT office hours) Mobile: +44 (0) 7909 684 467 (out of hours)	Ellen Barry Tel: +1 (646) 641-5806 Kim Sampson Tel: +1 (917) 439 1306

Conference call and presentation

Time:	9.00am GMT, 21 February 2011
Location:	J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA
Live video webcast:	Available on the investor relations pages of the CSR website (www.csr.com)
Dial-in via telephone:	UK Toll Free: 0800 368 1950 USA and Rest of the world: +44 (0)20 3140 0668 access code: 441385#

A replay of the conference call and presentation will be available on the investor relations page of the CSR website (www.csr.com) from 15.00 GMT, 21 February 2011.

Notes to editors

About CSR

CSR, based in Cambridge, England, is a leading global provider of personal wireless technology and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi. CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements. CSR’s customers include industry leaders in consumer electronics, mobile handsets and automotive. CSR is headquartered in Cambridge, UK and has offices in Europe, Asia and North America. As at 1 February 2011, it employed approximately 1,500 people and in the year to 31 December 2010 generated gross profits of US$376.6 million on revenues of US$800.6 million.

About Zoran

Zoran Corporation is a leading provider of digital solutions for the digital entertainment and digital imaging markets. With over two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, silicon tuners and receivers, DVD, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. Zoran is headquartered in Sunnyvale, California with operations in Europe, Asia and Israel. As of 1 February 2011, it employed approximately 1,550 people and in the year to 31 December 2010 generated gross profits of US$186.1 million on revenues of US$357.3 million (As reported, pro forma for the acquisition of Microtune on 30 November 2010).

This announcement is not a prospectus. It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Merger and issuance of ADSs to Zoran shareholders (the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) or, in respect of the Zoran shareholders, the Proxy Statement and US Prospectus (the “Proxy Statement/Prospectus”) which will form part of the Registration Statement on Form F-4 (the “Registration Statement”) that will be filed by CSR.

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Zoran and each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders of Zoran. Shareholders of CSR and Zoran are advised to read carefully the formal documentation in relation to the Merger once it has been despatched. The proposals for the Merger will, in respect of the CSR Shareholders, be made solely through the Circular, and, in respect of the Zoran Shareholders, be made solely through a Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Merger will be implemented, including details of how to vote with respect to the implementation of the Merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR Shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran Shareholders, in the Proxy Statement/Prospectus.

How to find further information

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. On or prior to the date of posting to Zoran Shareholders, CSR will also file with the SEC the Registration Statement for the Merger on Form F-4 which will include a Proxy Statement of Zoran and will also constitute a US prospectus of CSR. In connection with the consent solicitation by Ramius LLC (“Ramius”), Zoran has filed with the SEC a preliminary consent revocation statement and plans to file a final consent revocation statement (the “Consent Revocation Statement”). Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.Zoran.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND US PROSPECTUS AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the UK Prospectus and the Circular will be made public and the Proxy Statement/Prospectus will be mailed to Zoran shareholders around the end of April/beginning of May 2011.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius . CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC a preliminary consent revocation statement and plans to file the final Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 2 January 2009 and available on its website at (http://www.CSR.com/home.php). Additional information regarding the interests of such potential participants will be included in the Proxy Statement and Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the combined companies financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business (iv) the other statements set forth in the two CEO quotes and under “Strategic Rationale” and “Financial Rationale” contained herein; (v) the Share Buyback and (vi) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law including the Listing Rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

Advisers’ cautionary statements

J.P. Morgan plc, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CSR and for no one else in connection with the Merger and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan plc nor for providing advice in connection with the Merger or this announcement or any matter referred to herein.

N M Rothschild & Sons Limited is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CSR and for no one else in connection with the Merger and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of N M Rothschild & Sons Limited nor for providing advice in connection with the Merger or this announcement or any matter referred to herein.

UBS Investment Bank is acting exclusively for CSR and for no one else in connection with the Merger and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in connection with the Merger or this announcement or any matter referred to herein.

CSR PLC ANNOUNCES MERGER WITH ZORAN CORPORATION

1. Details of the Merger and Share Buyback

CSR PLC (“CSR”: LSE: CSR.L or the “Company”) and Zoran Corporation (“Zoran”: NASDAQ: ZRAN) today announce that they have entered into a merger agreement (the “Merger Agreement”). It is intended that Zoran will be merged with a wholly owned subsidiary of CSR and, as the surviving corporation, become a wholly owned subsidiary of CSR (“the Merger”).

Under the terms of the Merger Agreement, it is proposed that Zoran shareholders will receive 1.85 ordinary shares of CSR in the form of American Depositary Shares (“ADS”), each representing four ordinary shares of CSR, for each share of Zoran common stock held.

At the last Business Day before this announcement, this entitlement represents a value of US$13.03 per share of Zoran common stock or a total consideration of US$679 million.*

Assuming that a maximum number of 96 million ordinary shares of CSR are issued pursuant to the Merger, Zoran Shareholders will hold ordinary shares of CSR representing approximately 35% of the fully diluted share capital of CSR***, as at 18 February 2011.

CSR also announces a buy-back of up to US$240 million of CSR’s ordinary shares during the next 12 months through an on-market buy-back programme (“the Share Buyback”), in place of the US$50 million programme announced on 13 September 2010, of which approximately US$37 million has been expended. It is intended that the Share Buyback will result in an overall financial impact on CSR broadly equivalent to a transaction structured with approximately 65% stock and 35% cash. The Share Buyback is expected to start as soon as practicable following this announcement. Completion of the Share Buyback is conditional on the closing of the Merger. To the extent that shareholder authority is required to complete the Share Buyback, it is intended that this will be sought at the general meeting to be called to approve the Merger.

The transaction is unanimously recommended by the Boards of Directors of both companies.

2. Background to and reasons for the Merger

The proposed merger with Zoran represents an important step in CSR’s strategic development, enabling CSR to leverage its resulting position as a global leader in connectivity, location, imaging and audio technology. The Merger is expected to provide strong synergies in technology, products and design as well as leveraging the respective market-leading positions of Zoran and CSR with global customers. It is expected to build on CSR’s current progress in the “catalysts for growth” laid out at the time of CSR’s Q3 2010 results.

The Merger is expected to deliver the following benefits:

•	Strategic fit - Strong alignment with CSR’s strategy to expand into adjacent technologies related to connectivity, location and audio, offering differentiation through enhanced end-user experience;

•

Market reach - Expanded products, technologies and addressable markets, in line with CSR’s stated long term strategy. Highly complementary technology portfolios uniquely positioned to capture and stream media-rich content;

•	Scale & market leadership - An immediate 50% increase in scale by revenue with market leadership in multiple attractive segments;

•	Platforms - Significantly increase platform revenues towards CSR’s stated goal of 50% of its revenues to be derived from platform products;

•

Attractive financial impact - Revenue diversification, significant cost synergies and, taking account of the Share Buyback, strong double-digit EPS accretion (see Section 4 “Financial effects of the Merger” for more details).

3. Information on Zoran

Zoran provides integrated circuits, software and platforms for digital televisions (DTV), set-top-boxes, digital versatile disc (DVD) and high definition (HD) media players, digital cameras and printers, scanners and related multifunction peripherals (MFP). Zoran sells its products to original equipment manufacturers who in turn incorporate them into products for consumer and commercial applications. Zoran’s products are used in a variety of consumer electronic devices, including digital television, mobile products and digital imaging print products.

On 30 November 2010, Zoran completed the acquisition of Microtune, Inc. (“Microtune”) for a transaction equity value of approximately US$166 million. Microtune is a pioneer in the development and deployment of silicon tuners, a technology that is complementary and synergistic to Zoran’s strategic objectives in both the set-top-box and DTV markets. On a pro forma basis, assuming a full year 2010 contribution from Microtune, Zoran had revenues in 2010 of US$441 million and a non-GAAP operating loss of US$24 million^.

The trading record of Zoran for the three years to 31 December 2010 is summarised below:

US$ million	2008 Audited	2009 Audited	2010 Unaudited[a]
Revenue	438.5	380.1	357.3
Gross profit	209.5	183.6	186.1
Gross margin	47.8%	48.3%	52.1%
Non-GAAP operating profitb/c	(3.0)	(11.7)	(20.8)

[a]	Includes Microtune results subsequent to the closing of the acquisition on 30 November 2010. (Note not full year proforma in this case).
[b]	Adjusted in 2008 to exclude a one-off charge for impairment of goodwill and intangible assets of US$167.6 million.
[c]

Non-GAAP operating profit excludes the impact of Stock Based Compensation, amortisation of intangibles, acquisition-related expenses, restructuring expenses, shareholder consent revocation expenses and IP licensing-related settlements.

All figures in the above table have been extracted or calculated from the consolidated financial statements of Zoran which were prepared under US Generally Accepted Accounting Principles (“US GAAP”) for the years ended 31 December 2010, 2009 and 2008.

As of 31 December 2010, Zoran’s gross assets were US$507.4 million and net cash was US$261.3 million.

SEC filings made by Zoran are available from the Investor Relation section of Zoran’s website, http://www.zoran.com.

4. Financial effects of the Merger

The transaction diversifies CSR’s revenue streams. The aggregate revenues of CSR and Zoran totalled US$1,242 million in 2010, pro forma for a full year impact of Microtune.

CSR believes a combination of CSR and Zoran will deliver significant further benefits from gross margin improvements and cost savings through reduced sales and marketing and overheads costs. CSR believes that cost synergies at an annual rate of US$50 million can be implemented by the end of 2011, in addition to the ongoing cost savings at Zoran. One-off charges relating to overall integration and realisation of cost synergies are expected to total approximately US$50 million. The synergies are expected to be achievable whilst continuing investment in the technology pipeline.

The merged company will have a substantial cash balance and no bank debt. The Group’s increased scale, diversity and balance sheet strength enhances the business model and improves CSR’s flexibility. The combined pro forma gross margin for 2010 is approximately 49%, pro forma for a full year impact of Microtune.

In addition, taking into account the impact of the Share Buyback, the ongoing cost savings at Zoran and the expected cost synergies, the Merger is expected to provide strong double digit EPS accretion in 2012 before any incremental revenue synergies.

5. Management and employees of the merged company

Following completion of the Merger, Dr Levy Gerzberg will be invited to join the CSR Board. Zoran will also propose one additional independent Non-Executive Director to join the CSR Board. The CSR Board will continue to be chaired by Ron Mackintosh, the merged company will be headed by CSR’s CEO Joep van Beurden. Will Gardiner will continue as CFO.

CSR attaches great importance to the skills and experience of the existing management and employees of Zoran. A major benefit of the Merger for CSR is expected to be the combined group’s enhanced talent pool, spanning various areas including R&D, operations and sales.

6. Material conditions to the Merger

The material conditions to completion of the Merger are:

•	approval of the requisite resolutions by both CSR shareholders and Zoran shareholders;

•

the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired and any other waiting period or clearance under any other applicable Anti-Trust law having expired or been obtained;

•	the accuracy of each party’s representations and warranties (except where any inaccuracy has not had a material adverse effect); and

•	the performance by each party of its material obligations under the Merger Agreement.

There can be no assurance that these conditions will be satisfied or that the Merger will be completed.

7. Termination rights

Each party is able to terminate the Merger Agreement:

•	by mutual consent;

•	if the Merger is not completed by the date eight months from this announcement, subject to extension in certain circumstances;

•	if the transactions contemplated by the Merger Agreement are not approved by the shareholders of either party;

•

if the other party’s board of directors (i) withdraws, modifies, qualifies or amends its recommendation of the Merger in a manner adverse to the terminating party; (ii) approves, endorses or recommends any other acquisition offer relating to Zoran; or (iii) fails to recommend against such an offer; or (iv) publicly announces an intention to do any of (i), (ii) or (iii);

8. Termination Fees

Zoran has agreed to pay to CSR and CSR has agreed to pay Zoran a termination fee in the following circumstances:

•

if after another takeover proposal with respect to one of the parties is announced or proposed to such party’s shareholders, the Merger Agreement is terminated by either party for failure of such party’s shareholders to approve the Merger and within 6 months following such termination, in respect of a payment by Zoran, Zoran or, in respect of a payment by CSR, CSR enters into or consummates any takeover proposal; or

•

if either party terminates the Merger Agreement because of the other party’s board of directors (i) withdraws, modifies, qualifies or amends its recommendation of the Merger in a manner adverse to the terminating party; (ii) approves, endorses or recommends any other acquisition offer; or (iii) fails to recommend against such an offer or (iv) publicly announces an intention to do any of (i), (ii) or (iii), unless at such time the other party has the right to terminate due to an unremedied breach of the agreement that would prevent the conditions to closing in respect of the accuracy of the representations and compliance with covenants being satisfied; or if either party terminates the Merger Agreement because the other party breaches any of its covenants in respect of the non-solicitation of third party acquisition proposals in any material respect; or

•	if such party terminates the Merger Agreement to accept an all-cash superior proposal.

The termination fees payable by Zoran and CSR are US$12.2 million (which is equal to 1% of CSR’s market capitalisation as at the close of business on 18 February 2011) except that, if Zoran terminates the Merger Agreement to accept an all-cash superior proposal, the termination fee payable by Zoran is US$18 million.

9. Ordinary Shares of CSR / American Depositary Shares

Application will be made for the New CSR Shares to be listed on the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange. The ordinary shares of CSR will be issued to JPMorgan Chase Bank N.A., which, as depositary bank, will issue ADSs to Zoran shareholders. Application will be made for the ADSs to be listed on the NASDAQ Stock Market. One CSR ADS will represent four ordinary shares of CSR.

10. Zoran Stock Plans

On Completion of the Merger, (i) each outstanding option to acquire shares in Zoran will be converted by virtue of the Merger into an option to purchase an adjusted number of CSR ADSs at an adjusted exercise price (such adjustments to be made in the manner prescribed by the Merger Agreement based on the Merger exchange ratio) and otherwise retaining the existing terms and conditions; (ii) each outstanding restricted stock unit with respect to shares in Zoran will be converted by virtue of the Merger into a restricted stock unit (or similar instrument) with respect to a number of CSR ADSs equal to the product of the number of shares of Zoran common stock subject thereto multiplied by the Merger exchange ratio and otherwise retaining the existing terms and conditions; and (iii) outstanding subscription rights for the ongoing offering period under the Zoran Employee Stock Purchase Plan will be exercised on a final purchase date to be established prior to completion of the Merger (with any unused cash remaining in participant accounts to be refunded).

11. Representations and Warranties

The Merger Agreement contains customary representations and warranties for both parties, which are generally qualified by materiality or a standard of material adverse effect. The principal purpose of the representations and warranties is that their continued accuracy (except as would not give rise to a material adverse effect) is a condition to completion of the Merger.

12. Other provisions

The parties have agreed that in the period from signing to completion of the Merger, among other things:

•

each party will use commercially reasonable efforts to maintain and preserve intact its business organisation and will not take a list of specific actions that would undermine the basis of the transaction;

•

CSR and Zoran will jointly prepare and CSR will file in the United States a registration statement on Form F-4 and related prospectus, which will include a proxy statement of Zoran for the solicitation of the votes from Zoran shareholders in favour of the Merger, for the registration of the offer and sale of the ordinary shares of CSR underlying the ADSs;

•

CSR will file with the UK Listing Authority (i) a shareholder circular seeking the approval of CSR Shareholders for the Merger and issuance of the ordinary shares of CSR to Zoran shareholders; and (ii) a prospectus in connection with the admission of the ordinary shares of CSR to the Official List and to trading on the London Stock Exchange.

13. Expected timetable to completion

Mid Feb – Mid March	Hart-Scott-Rodino waiting period and clearance

Late April/Early May	Circular and UK Prospectus sent to CSR shareholders. Proxy Statement and US Prospectus sent to Zoran shareholders

Late May/Early June	CSR and Zoran shareholder meetings to approve the transaction

Late May /Early June	Completion

The Merger is conditional, inter alia, on the approval of CSR and Zoran shareholders which will be sought at General Meetings expected to take place around the beginning of June 2011 following posting of the requisite documentation and publication of a prospectus in due course.

Assuming all conditions are satisfied, CSR currently expects the Merger to complete late in the second quarter of 2011.

14. Further information

Shareholders of CSR and Zoran are advised to read carefully the formal documentation in relation to the Merger once it has been despatched. The proposals for the Merger will, in respect of the CSR shareholders, be made solely through a shareholder circular seeking the approval of CSR shareholders for the Merger and issuance of ADSs to Zoran shareholders (the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) , and, in respect of the Zoran shareholders, be made solely through the Proxy Statement and US Prospectus which will form part of the Form F-4 Registration Statement (the “Proxy Statement/Prospectus”). The Circular, the UK Prospectus and the Proxy Statement/Prospectus, will contain the full terms and conditions of the way in which the Merger will be implemented, including details of how to vote with respect to the implementation of the Merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran shareholders, in the Proxy Statement/Prospectus.

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the shareholders of Zoran and each of CSR and Zoran plan to file other documents with the SEC regarding the proposed Merger. The definitive proxy statement/prospectus will be mailed to shareholders of Zoran.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. In connection with the consent solicitation by Ramius LLC, Zoran has filed with the SEC a preliminary consent revocation statement and plans to file a final consent revocation statement (the “Consent Revocation Statement”). On or prior to the date of posting to Zoran shareholders, CSR will also file with the SEC the Registration Statement for the Merger on Form F-4 which will include a Proxy Statement of Zoran and will also constitute a US prospectus of CSR. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.Zoran.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND US PROSPECTUS AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the Circular and UK Prospectus will be made public and the Proxy Statement/Prospectus will be mailed to Zoran shareholders around the end of April/beginning of May 2011.

15. Financial and legal advice

J.P. Morgan Cazenove and Rothschild acted as CSR’s financial advisors and Wilson Sonsini Goodrich & Rosati and Slaughter and May acted as CSR’s legal counsel. Goldman Sachs & Co. acted as Zoran’s financial advisor and Jones Day acted as Zoran’s legal counsel.

*	Based on the Closing Price of 434 pence per CSR Share and a USD/GBP exchange rate of 1.6234 on 18 February 2010, the last Business Day before this announcement and assuming the exercise of in-the-money options according to the treasury method.
**	Zoran revenue of $441 million assuming a full year 2010 contribution from Microtune which was acquired on 30 November 2010.
***	This statement does not constitute a profit forecast and should not be interpreted to mean that earnings of CSR in the first full year following the Merger, nor in any subsequent period, will necessarily match or be greater than those for any preceding financial year.
****	Based on the closing price of 434 pence per CSR share and the Closing Price of US$9.32 per Zoran share and a USD/GBP exchange rate of 1.6234 on 18 February 2011, the last Business Day before this announcement, and assuming the exercise of in-the-money options according to the treasury method.
^	Source: Zoran management estimate.

16. Enquiries

CSR	Zoran
Joep van Beurden, Chief Executive Officer Will Gardiner, Chief Financial Officer Cynthia Alers, Director, Investor Relations Tel: +44 (0) 1223 692000	Karl Schneider, CFO +1 (408) 523-6500 Bonnie McBride, Investor Relations +1 (415) 454-8898

J.P. Morgan Cazenove (Financial Adviser and Sponsor)

Rupert Sadler

James Robinson

Tel: + 44 (0) 20 7588 2828

Rothschild (Financial Adviser)

Dominic Hollamby

Tel: + 44 (0) 20 7280 5000

UBS (Joint Corporate Broker)

Tim Pratelli

+44 (0) 20 7567 8000

FD (Financial Public Relations)

London	San Francisco
James Melville-Ross Haya Herbert-Burns Tel: +44 (0) 20 7831 3113 (GMT office hours) Mobile: +44 (0) 7909 684 467 (out of hours)	Ellen Barry +1 (646) 641-5806 Kim Sampson +1 (917) 439 1306

This announcement is not a prospectus. It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR shareholders, in the Circular and the UK Prospectus or, in respect of the Zoran shareholders, the Proxy Statement/Prospectus which will form part of the registration statement that will be filed by CSR in connection with the Merger.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius LLC (“Ramius”). CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC a preliminary consent revocation statement and plans to file the final Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 2 January 2009 and available on its website at (http://www.CSR.com/home.php). Additional information regarding the interests of such potential participants will be included in the Proxy Statement and Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the combined companies financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business (iv) the other statements set forth in the two CEO quotes and under “Strategic Rationale” and “Financial Rationale” contained herein; (v) the Share Buyback and (vi) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realise the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law including the Listing Rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

Advisers’ cautionary statements

J.P. Morgan plc, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CSR and for no one else in connection with the Merger and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan plc nor for providing advice in connection with the Merger or this announcement or any matter referred to herein.

N M Rothschild & Sons Limited is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CSR and for no one else in connection with the Merger and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of N M Rothschild & Sons Limited nor for providing advice in connection with the Merger or this announcement or any matter referred to herein.

UBS Investment Bank is acting exclusively for CSR and for no one else in connection with the Merger and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in connection with the Merger or this announcement or any matter referred to herein.